                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Rollins Truck Leasing Corp.
                                (Name of Company)

                           Common Stock, $1 Par Value
                          Common Stock Purchase Rights
                         (Title of Class of Securities)

                                    775741101
                                 (CUSIP Number)

                                 James A. Rosen
                         Penske Truck Leasing Co., L.P.
                       Vice President and General Counsel
                              Route 10, Green Hills
                                  P.O. Box 563
                             Reading, PA 19603-0563
                                 (610) 775-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                                 Communications)

                               February 21, 2001
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 775741101
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Penske Truck Leasing Co., L.P.
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Source of Funds                                  AF, PF
--------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially        8.  Shared Voting Power            1,000*
Owned by          --------------------------------------------------------------
Each                9.  Sole Dispositive Power         0
Reporting         --------------------------------------------------------------
Person With        10.  Shared Dispositive Power       1,000*
--------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person       1,000*
--------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11)                 100%
--------------------------------------------------------------------------------
 14.  Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* See Item 5. Represents all of the outstanding equity securities of Rollins Truck Leasing Corp. As described in Item 5, of the 57,979,616 previously outstanding shares of common stock of Rollins Truck Leasing Corp. (i) 55,958,288 shares were purchased in the Offer for $13 per share, (ii) the remaining 2,021,328 shares were converted into the right to receive $13 per share in the Merger, and (iii) all 57,979,616 shares ceased to exist as of the effective time of the Merger. As described in Item 5, Rollins Truck Leasing Corp. (i) filed a Form 15 in order to terminate registration of such shares under Section 12(g) of the Securities Exchange Act of 1934 and to suspend the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, and (ii) delisted such shares from the New York Stock Exchange and the Pacific Stock Exchange.

CUSIP No. 775741101
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      RTLC Acquisition Corp.
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Source of Funds                                  AF
--------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially        8.  Shared Voting Power            1,000*
Owned by          --------------------------------------------------------------
Each                9.  Sole Dispositive Power         0
Reporting         --------------------------------------------------------------
Person With        10.  Shared Dispositive Power       1,000*
--------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person       1,000*
--------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11)                 100%
--------------------------------------------------------------------------------
 14.  Type of Reporting Person                                           CO
--------------------------------------------------------------------------------

* See Item 5. Represents all of the outstanding equity securities of Rollins Truck Leasing Corp. As described in Item 5, of the 57,979,616 previously outstanding shares of common stock of Rollins Truck Leasing Corp. (i) 55,958,288 shares were purchased in the Offer for $13 per share, (ii) the remaining 2,021,328 shares were converted into the right to receive $13 per share in the Merger, and (iii) all 57,979,616 shares ceased to exist as of the effective time of the Merger. As described in Item 5, Rollins Truck Leasing Corp. (i) filed a Form 15 in order to terminate registration of such shares under Section 12(g) of the Securities Exchange Act of 1934 and to suspend the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, and (ii) delisted such shares from the New York Stock Exchange and the Pacific Stock Exchange.

CUSIP No. 775741101
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Penske Truck Leasing Corporation
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Source of Funds                                  AF, PF
--------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially        8.  Shared Voting Power            1,000*
Owned by          --------------------------------------------------------------
Each                9.  Sole Dispositive Power         0
Reporting         --------------------------------------------------------------
Person With        10.  Shared Dispositive Power       1,000*
--------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person       1,000*
--------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11)                 100%
--------------------------------------------------------------------------------
 14.  Type of Reporting Person                                           CO
--------------------------------------------------------------------------------

* See Item 5. Represents all of the outstanding equity securities of Rollins Truck Leasing Corp. As described in Item 5, of the 57,979,616 previously outstanding shares of common stock of Rollins Truck Leasing Corp. (i) 55,958,288 shares were purchased in the Offer for $13 per share, (ii) the remaining 2,021,328 shares were converted into the right to receive $13 per share in the Merger, and (iii) all 57,979,616 shares ceased to exist as of the effective time of the Merger. As described in Item 5, Rollins Truck Leasing Corp. (i) filed a Form 15 in order to terminate registration of such shares under Section 12(g) of the Securities Exchange Act of 1934 and to suspend the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, and (ii) delisted such shares from the New York Stock Exchange and the Pacific Stock Exchange.

CUSIP No. 775741101
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Penske Corporation
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Source of Funds                                  AF
--------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially        8.  Shared Voting Power            1,000*
Owned by          --------------------------------------------------------------
Each                9.  Sole Dispositive Power         0
Reporting         --------------------------------------------------------------
Person With        10.  Shared Dispositive Power       1,000*
--------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person       1,000*
--------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11)                 100%
--------------------------------------------------------------------------------
 14.  Type of Reporting Person                                           CO
--------------------------------------------------------------------------------

* See Item 5. Represents all of the outstanding equity securities of Rollins Truck Leasing Corp. As described in Item 5, of the 57,979,616 previously outstanding shares of common stock of Rollins Truck Leasing Corp. (i) 55,958,288 shares were purchased in the Offer for $13 per share, (ii) the remaining 2,021,328 shares were converted into the right to receive $13 per share in the Merger, and (iii) all 57,979,616 shares ceased to exist as of the effective time of the Merger. As described in Item 5, Rollins Truck Leasing Corp. (i) filed a Form 15 in order to terminate registration of such shares under Section 12(g) of the Securities Exchange Act of 1934 and to suspend the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, and (ii) delisted such shares from the New York Stock Exchange and the Pacific Stock Exchange.

CUSIP No. 775741101
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Roger S. Penske
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Source of Funds                                  AF
--------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization             United States of America
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially        8.  Shared Voting Power            1,000*
Owned by          --------------------------------------------------------------
Each                9.  Sole Dispositive Power         0
Reporting         --------------------------------------------------------------
Person With        10.  Shared Dispositive Power       1,000*
--------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person       1,000*
--------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11)                 100%
--------------------------------------------------------------------------------
 14.  Type of Reporting Person                                           IN
--------------------------------------------------------------------------------

* See Item 5. Represents all of the outstanding equity securities of Rollins Truck Leasing Corp. As described in Item 5, of the 57,979,616 previously outstanding shares of common stock of Rollins Truck Leasing Corp. (i) 55,958,288 shares were purchased in the Offer for $13 per share, (ii) the remaining 2,021,328 shares were converted into the right to receive $13 per share in the Merger, and (iii) all 57,979,616 shares ceased to exist as of the effective time of the Merger. As described in Item 5, Rollins Truck Leasing Corp. (i) filed a Form 15 in order to terminate registration of such shares under Section 12(g) of the Securities Exchange Act of 1934 and to suspend the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, and (ii) delisted such shares from the New York Stock Exchange and the Pacific Stock Exchange.

ITEM 1. SECURITY AND COMPANY.

     This statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $1.00 per share (the "Common Stock"), together with the associated rights (the "Rights" and collectively with the Common Stock the "Shares"), of Rollins Truck Leasing Corp., a Delaware corporation. The principal executive offices of the Company are located at One Rollins Plaza, 2200 Concord Pike, Wilmington, Delaware 19803. All capitalized terms used but not otherwise defined in this Schedule 13D have the meanings ascribed to them by the Offer to Purchase.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Penske Truck Leasing Co., L.P., a Delaware limited partnership ("Parent"), Penske Truck Leasing Corporation, a Delaware corporation and the general partner of Parent ("General Partner"), Penske Corporation, a Delaware corporation that controls the General Partner, Roger S. Penske, who may be deemed to control Penske Corporation, and RTLC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("RTLC") (collectively, the "Acquirors"). The information set forth under the heading "Certain Information Concerning Parent and the Merger Sub" in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO (the "Schedule TO") dated January 24, 2001, as amended, relating to the Offer by Merger Sub to purchase all of the Shares of the Company, is incorporated herein by reference.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTION.

     The information set forth in "Introduction" and "Purpose of the Offer; Plans for the Company; The Merger Agreement" in the Offer to Purchase is incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     Parent and Sun Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of RTLC ("Merger Sub") made a tender offer for all of the outstanding shares (the "Offer") pursuant to the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company, which the parties entered into and announced on January 15, 2001. The Offer was commenced on January 24, 2001. At Midnight on February 21, 2001, the Offer expired. On February 26, 2001, in accordance with the Merger Agreement, Merger Sub accepted for payment and paid for 55,958,288 Shares (approximately 96.5% of all outstanding Shares) in the Offer. On February 28, 2001, in accordance with the Merger Agreement and Section 253 of the Delaware General Corporation Law, Merger Sub merged with and into the Company, with the Company being the Surviving Corporation (the "Merger"). At the effective time of the Merger, by virtue of the Merger (i) each outstanding Share (other than Shares owned by Merger Sub and Shares held by stockholders exercising appraisal rights under Section 262 of the Delaware General

Corporation Law) was converted into the right to receive $13.00 per share in cash, (ii) each outstanding Share ceased to exist, (iii) the 1,000 issued and outstanding shares of common stock, par value $0.01 share, of Merger Sub were converted into 1,000 shares of common stock of the Surviving Corporation, and
(iv) the separate corporate existence of Merger Sub ceased. As a consequence of the Merger, RTLC is the record and beneficial owner of all 1,000 shares of common stock of Rollins Truck Leasing Corp. outstanding. The Surviving Corporation has (i) filed a Form 15 in order to terminate registration of such shares under Section 12(g) of the Securities Exchange Act of 1934 and to suspend the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, and (ii) delisted such shares from the New York Stock Exchange and the Pacific Stock Exchange.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

     The information set forth in "Purpose of the Offer; Plans for the Company; The Merger Agreement" in the Offer to Purchase is incorporated herein by reference.


ITEM 7. MATERIAL FILED AS EXHIBITS.

     Exhibit 1 -   Offer to Purchase, dated January 24, 2001 (previously filed as Exhibit (a)(1) to the Schedule TO filed by the Acquirors on January 24, 2001, as amended).

     Exhibit 2 -   Funding letter from General Electric Capital Corporation to
                   Parent, dated January 15, 2001 (previously filed as Exhibit
                   (b) to the Schedule TO filed by the Acquirors on January 24,
                   2001).

     Exhibit 3 -   Agreement and Plan of Merger, dated as of January 15, 2001, by and among Parent, Merger Sub and the Company (previously filed as Exhibit (d)(1) to the Schedule TO filed by the Acquirors on January 24, 2001).

     Exhibit 4 -   Tender Agreement, dated as of January 15, 2001, by and among
                   Parent, Merger Sub and certain stockholders of the Company
                   (previously filed as Exhibit (d)(2) to the Schedule TO filed by the Acquirors on January 24, 2001).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2001                RTLC ACQUISITION CORP.


                                   By:  /s/ Frank E. Cocuzza
                                      ------------------------------------------
                                   Name:  Frank E. Cocuzza
                                   Title: Senior Vice President - Finance


                                   PENSKE TRUCK LEASING CORPORATION


                                   By:  /s/ Frank E. Cocuzza
                                      ------------------------------------------
                                   Name:  Frank E. Cocuzza
                                   Title: Senior Vice President - Finance


                                   PENSKE TRUCK LEASING CO., L.P.

                                   By: Penske Truck Leasing Corporation


                                   By:  /s/ Frank E. Cocuzza
                                      ------------------------------------------
                                   Name:  Frank E. Cocuzza
                                   Title: Senior Vice President - Finance


                                   PENSKE CORPORATION


                                   By:  /s/ Roger S. Penske
                                      ------------------------------------------
                                   Name:  Roger S. Penske
                                   Title: Chairman



                                   /s/ Roger S. Penske
                                   ---------------------------------------------
                                   Roger S. Penske